David W. Freese

+1.215.963.5862

David.freese@morganlewis.com

September 18, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea F. Hahn, Esq.

David Manion

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Response letter to comments on Form N-14 for Siren ETF Trust (File No. 333-243540)

Dear Ms. Hahn and Mr. Manion:

On behalf of our client, Siren ETF Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on August 10, 2020, with respect to the following reorganizations: (i) the reorganization of the Reality Shares DIVCON Leaders Dividend ETF, a series of Reality Shares ETF Trust, into the Siren DIVCON Leaders Dividend ETF, a newly created series of the Trust; (ii) the reorganization of the Reality Shares DIVCON Dividend Defender ETF, a series of Reality Shares ETF Trust, into the Siren DIVCON Dividend Defender ETF, a newly created series of the Trust; and (iii) the reorganization of the Reality Shares Nasdaq NexGen Economy ETF (together with the Reality Shares DIVCON Leaders Dividend ETF and Reality Shares DIVCON Dividend Defender ETF, the “Target Funds,” and each, a “Target Fund”), a series of Reality Shares ETF Trust, into the Siren Nasdaq NexGen Economy ETF (together with the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF, the “Acquiring Funds,” and each, an “Acquiring Fund”), a newly created series of the Trust. Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust, SRN Advisors, LLC (the “Adviser”) and Reality Shares Advisors, LLC, as appropriate. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Comments from the Office of the Chief Accountant

1.	Comment. In the “Summary of Key Information – Who will pay the costs of the Reorganizations?” section, please include an estimate of the costs of the reorganizations.

Response. In response to this Comment, the costs associated with the proxy solicitation firm retained in connection with the Reorganizations have been disclosed in accordance with Item 4(a)(3)(ii) of Schedule 14A. The Funds are not bearing the costs of the Reorganizations, and, accordingly, the Trust respectfully believes that disclosing other costs associated with the Reorganizations would not provide useful information to shareholders.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Jaea F. Hahn, Esq.

David Manion

September 18, 2020

2.	Comment. Please confirm whether any repositioning of the Target Funds’ portfolios will be necessary to effectuate the reorganizations. If so, please disclose any material costs associated with such repositioning.

Response. Reality Shares Advisors, LLC has represented to the Trust that no portfolio repositioning of the Target Funds’ portfolios will be necessary to effectuate the reorganizations.

3.	Comment. In the “Additional Information About the Funds – Comparison of Fees and Expenses” section, please provide all fee table and expense example data as of April 30, 2020.

Response. The requested change has been made.

4.	Comment. In the “Additional Information About the Funds – Comparison of Fees and Expenses” section, please include a statement that the Acquiring Funds have not commenced operations and that the amounts shown for the Acquiring Funds are pro forma.

Response. The requested change has been made.

5.	Comment. In the “Additional Information About the Funds – Comparison of Fees and Expenses” section, please disclose in a footnote to the Reality Shares DIVCON Dividend Defender ETF – Siren DIVCON Dividend Defender ETF fee table that the Adviser has entered into an expense limitation agreement for borrowing expenses on securities sold short for the Acquiring Fund and disclose the net effect of such fee waiver.

Response. The requested change has been made.

6.	Comment. In the “Other Matters – Capitalization” section, please consider rounding the numbers provided in the capitalization tables up or down, as applicable.

Response. The requested changes have been made.

Comments from the Disclosure Review Office

7.	Comment. The Staff reminds the Trust that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

Jaea F. Hahn, Esq.

David Manion

September 18, 2020

Response. The Trust acknowledges that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

8.	Comment. In the “Summary of Key Information – On what am I being asked to vote?” section, please clarify that the approval of each Reorganization is not contingent on the approval of the other Reorganizations.

Response. The requested change has been made.

9.	Comment. Supplementally, please confirm whether Reality Shares Advisors, LLC or Reality Shares, Inc. are “affiliated persons,” as defined in Section 2(a)(4) of the 1940 Act, of the Trust or the Adviser.

Response. The Trust confirms that neither Reality Shares Advisors, LLC nor Reality Shares, Inc. are affiliated persons of the Trust or the Adviser. Reality Shares, Inc. serves as the index provider of another exchange traded fund that is a series of the Trust and is advised by the Adviser, and Reality Shares, Inc. will serve as the index provider of the Acquiring Funds.

10.	Comment. In the “Additional Information About the Funds – Comparison of Investment Objectives” table, please consider using highlight or bold to emphasize the differences between the Target Funds and Acquiring Funds.

Response. The requested change has been made.

11.	Comment. In the “Additional Information About the Funds – Comparison of Principal Investment Strategies” section, please (i) describe in greater detail the differences between the Global Industry Classification Standard methodology and the Bloomberg Industry Classification Standard methodology and (ii) for each Acquiring Fund, clarify whether using a different industry classification methodology will affect its portfolio composition and/or risk-return profile relative to its corresponding Target Fund.

Response. The requested changes have been made.

12.	Comment. Please revise the disclosure in the “Additional Information About the Funds – Comparison of Principal Investment Strategies” section to clarify that (i) the disclosure is applicable to the Target Fund and Acquiring Fund and (ii) the Target Fund’s Index is the same as the Acquiring Fund’s Index except for the name of each Index.

Response. The requested changes have been made.

13.	Comment. In the “Additional Information About the Funds – Comparison of Principal Investment Strategies” section, please provide disclosure regarding sector exposure and/or industry concentration, as applicable, for each Target Fund and Acquiring Fund.

Jaea F. Hahn, Esq.

David Manion

September 18, 2020

Response. The requested changes have been made.

15.	Comment. In the “Additional Information About the Funds – Comparison of Principal Risks of Investing in the Funds” section, please (i) clarify the disclosed risks that are the same for both the Target Fund and its corresponding Acquiring Fund, and (ii) disclose any risks applicable only to one Fund, including sector risks.

Response. The requested changes have been made.

16.	Comment. In the “Additional Information About the Funds – Comparison of Principal Risks of Investing in the Funds” section, the Staff notes that the “Investments in Other ETFs Risk” for the Siren DIVCON Leaders Dividend ETF references investments that are not part of its principal investment strategy. Please consider revising the risk or principal investment strategy disclosure accordingly.

Response. The requested changes have been made.

17.	Comment. In the “Additional Information About the Funds – Comparison of Shareholder Rights” section, please disclose any material differences in shareholder rights between the Trust and Reality Shares ETF Trust in the introductory paragraph.

Response. The requested changes have been made.

18.	Comment. In the “The Proposed Reorganizations” section, please discuss whether the Board of Trustees of Reality Shares ETF Trust considered any factors that weighed against the reorganizations.

Response. Reality Shares Advisors, LLC has represented to the Trust that the Board of Trustees of Reality Shares ETF Trust considered a wide array of factors in its decision to approve the Reorganizations, including the Adviser’s experience managing ETFs and whether there was any benefit to the Target Funds and their shareholders of Reorganizations of all of the Target Trust’s series.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc:	Scott Freeze, President, Siren ETF Trust